Dome Audio



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The basic design and function of headphones have not changed since first invented in 1910. After 110 years, a revolutionary headphone experience by Dome Audio has emerged. The design is triple patented with Surround Sound, Bluetooth, and Bone Conduction. The IP also includes interchangeable noise isolation Dome Covers with limitless fashion designs. Dome is "The Future of Sound."



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Business Description

Dome Audio is the multi-patent holder of the world's first Quad Bone Conduction fidelity, Dual Air-Bone Conduction fidelity, Surreal Sound, Bluetooth headphone. Dome's technology inherently combines a unique audio experience with limitless fashion capability and brand collaborative opportunities (via licensing, i.e., mobile billboards, a.k.a headphone real estate) in one unmistakable design. Music lovers from all walks of life will instinctively love the features and versatility. At the same time, celebrities and brands admire the possibilities of seamlessly collaborating via showcasing their brand with a ubiquitous technology platform found only with Dome Audio.

Dome Audio's USPTO Granted IP: Trademarks, No. 87,924,765, No. 87-557-478 Patents, US D897,986 S, US D884,670 S, US D902,888 S.

The company has raised more than $400,000 to date and has established a veteran executive team and a global manufacturing partner with VTech. Reinvestments in the company have provided state of the art, in-house, rapid prototyping, to include 3D modeling and printing, electronic software, and app beta development, as well as an in-house digital infrastructure, to manage and scale the company's digital media and marketing needs, hence preempting significant marketing capital expenses.

Dome Audio's media assets include grammy producers, celebrities, ambassadors, and influencers, as part of its strategic marketing plan to achieve market share through an ever-evolving customer base via scarcity marketing campaigns, digital banner ads, social media promotion campaigns, direct to consumer engagement, and nationwide pop-up shop promotion events.



Security Type:

Equity Security

Price Per Share

$0.64

Shares For Sale

390,625

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

June 30, 2021

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

Headphones have become a permanent accessory for most people. During workouts, commutes, or even sitting at a desk, many people constantly listen to music, podcasts, Clubhouse, and various other media. Analytics suggest headphones are

Problem

Headphones have become a permanent accessory for most people. During workouts, commutes, or even sitting at a desk, many people constantly listen to music, podcasts, Clubhouse, and various other media. Analytics suggest headphones are the fifth most consumed tech product on the market.

Having headphones in all of the time causes two problems:

1. Wearing headphones all the time can be damaging to our ears.

2. Headphones are distracting, leading to dangerous situations, especially when behind the wheel of a car.

Dome headphones' "open-ear" listening capability solves the problem of "closed-ear" headphone listening. On, in, and over-the-ear headphones (an intrinsic feature in all headphone brands on the market) pose two potential health and injury problems.

Hearing Degradation

Headphones that go over the listener's ears can damage hearing if used at high volumes for long periods. They are not as much of a risk as earbuds: Having the sound source in your ear canal can increase a sound's volume by 6 to 9 decibels — enough to cause some problems.

Headphones can cause damage to your ears the same way other loud noises do, resulting in what audiologist's call "noise-induced hearing loss." Over time, the sounds from your headphones cause the hair cells in the cochlea to become stressed and fatigued. If they do not get time to recover, the damage can be permanent. Headphones do not even have to be extremely loud to damage your ears.

Injuries or Death from Distraction

According to recent studies, pedestrians killed or injured while wearing headphones have more than tripled in six years. More than half of the vehicles involved in the accidents were trains. Lichtenstein said that based on the data they collected, it is unclear whether these pedestrians were crossing train tracks. 70 percent of accidents resulted in deaths. Roughly 90 percent occurred in large cities. About a third of the vehicles' drivers reported sounding a horn as a warning before the crash.



Solution

Dome Audio's multi-patented headphones provide open and closed ear (when suitable) listening options and therefore radically reduces SA (Situational Awareness) deficits and subsequent bodily injuries associated with conventional (closed-ear) headphones, without compromising a full-fidelity audio experience, only found, until now, with conventional headphones. Dome's technology also solves the aesthetic limitations inherent in conventional headphones via its Dome "noise isolation" Covers. Not only can its fashionable look and design be changed instantly, but the option to go private (block out ambient noise), when appropriate, is just a click, click (pop on Covers) away.

Dome's four speakers (open ear system) allows audio content, e.g., music, navigation, news, or podcast, to be heard in full fidelity (unlike leading brands in bone conduction headphones having two speakers) while simultaneously hearing important ambient sounds in the environment. Dome headphones provide novel health and environmental safety features.



Business Model

Dome Audio deploys the 3 C's of Scarcity Marketing: Control, Cool, and Collaborations. Control: Dome intends to control its supply with limited product releases, thereby enticing consumer demand while proliferating its brand presence. Cool: Dome hopes to use its "Cool" factor to create a cult-like following to its products. Collaborations: Dome plans to collaborate with fashion brands, pop culture, influencers, ambassadors, athletes, and celebrities to transcend conventional headphones. As a result of the 3 C's, Dome Audio plans to touch a broad spectrum of collaborators across various industries, thereby benefiting from collaborators' social media following and subsequently optimizing Dome's brand equity. Dome Audio generates revenue via direct-to-consumer e-commerce.



Traction & Customers

Recent success for Dome Audio includes new strategic partnerships with 6X Grammy-winning producer and engineer, "Bonzai" Caruso, as well as 5X Grammy-winning producer, Stephen "Di Genius" McGregor, manufacturing partnership with a multi-billion-dollar global firm, VTech, strategic partners in the e-commerce space, brand asset development space, hard of hearing space, 3PL product fulfillment, and celebrity/brand acquisition space.

Completed Milestones

Electronics Development
Designed schematic circuit with Bill of Materials (BOM)
Designed Printed Circuit Board (PCB)
Received independent design review.
Received initial PCB prototypes.
Developed firmware and software.
Enclosure/Mechanical Development
3D computer models.
Prepared 3D model for high-pressure injection molding
Designed retail packaging.
Prototyped packaging
Developed Asset Portfolio
Created, tested, and implemented Facebook advertising.
Initiated negotiations with brand influencers and brand ambassadors

Investors

Dome has raised more than $400,000 from founding investors.



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Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by June 30th, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any







[redacted]
olhares.com © aniballopes

Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by June 30th, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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Progress

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$0

Funding Goal

$0

Days Remaining

42 Days

Invest Now

Company Website   SAVE DEAL ⬤

Virtual Business Pitch   Market Projection   Communication Channel   **Team**   About



Ben White
Chief Executive Officer/Chief Technical Officer
Background

Ben is the founder and IP developer of Dome Audio, Inc. He has over 20 years' experience in the Music Industry as a Producer, Song Writer, Musician, Engineer and Serial Entrepreneur. Ben holds multiple patents in technology and a Bachelor's Degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise, New York.



Tim Wright
Chief Strategy Officer
Background

Tim Wright personifies the meaning, "More Than An Athlete". Throughout his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success and was instrumental in winning a Super Bowl with a world-class organization in the New England Patriots, catching 6 touchdowns from legendary Tom Brady during that season. Wright is a visionary and strategic thinker who is in sync with social behavior and societal trends. Being an entrepreneur and enthusiast of the world's most successful business models has afforded him insight and foresight to implement strategies that optimize consumer engagement and market growth. His understanding of consumer psychology and business tactics helps deliver productive and successful outcomes.



Christopher Chambers
Chief Financial Officer
Background

Chris is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, dual degrees in Finance & Multinational Management). Mr. Chambers founded a growing simulation company, Serious Simulations, which has paved new technological ground in the fields of Virtual and Augmented Reality for training. He also was a key leader at Laser Shot, Inc. (a military Simulation company), where he served in various positions, including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with an additional contract backlog with $21M profit. Throughout his experiences in high growth companies, Mr. Chambers choses to retain direct responsibility for all Business Development activities. He booked many strategic contracts and subcontracts worth dozens of millions of dollars including two DOD Programs-of-Record worth over $54 Million.



Davide Ivaldi
Sr. Exec. Dir. of Supply Chain
Background

Davide is an Engineer and Supply Chain specialist whose career spans 30 years in Manufacturing, Business Integrations, and Product Lifecycle Management (PLM). After attending the USAF Academy and graduating from Rose-Hulman Institute of Technology in 1991 with an Electrical Engineering degree, Davide filled multiple, industrial automation roles both as a Process and Applications Engineer. He has over 20 years of progressive roles in the Supply Chain arena covering Commodity Management, Systems Integration, Strategic Outsourcing, M&A due diligence through Startup/Commissioning, and numerous project executions primarily in Consumer Audio, Medical Equipment, and Industrial Instrumentation. As a former Configuration Manager, he has years of experience implementing PLM, Change Management, and Quality Systems. He brings an experienced, keen eye for both technical infrastructure and supplier relationships with an emphasis on maintaining Value & Quality throughout the supply chain.



Eric Helmstetter
Sr. Exec. Dir. of Packaging Design
Background

Eric Helmstetter is the creative energy behind the 30-year success of ThinkWork Creative, specializing in all things packaging. Recipient of 6 Communicator Awards and 3 Summit Creative Awards, Eric's keen sense of spatial relations helped grow ThinkWork into a nationally recognized firm. His insatiable passion for all things creative has earned him clients such as Mars Wrigley, Crayola, Ferrero Roche, Bayer, TD Ameritrade, Oneida, Sherwin Williams, Maxell, and Coldwell Banker Commercial. A graduate of Kutztown University, Eric cut his teeth at a mid-sized package design firm in Manhattan, where he took on the firm's first computer-generated design project. Six short years later he left NY to partner with longtime friend Michael Pfeiffer in the launch of their ad agency Pfeiffer Helmstetter Design. The agency quickly gained recognition when they entered and won Scholastic Magazine ad design contest, "Keep Our Kids in School". Written up in Ad Weekly as a "fresh new agency with big ideas". The duo used the notoriety to land clients like Pioneer Electronics and Johnson & Johnson

Dome Audio



The basic design and function of headphones have not changed since first invented in 1910. After 110 years, a revolutionary headphone experience by Dome Audio has emerged. The design is triple patented with Surround Sound, Bluetooth, and Bone Conduction. The IP also includes interchangeable noise isolation Dome Covers with limitless fashion designs. Dome is "The Future of Sound."



00:00

Company Website   SAVE DEAL ⬤

Progress

0%

Funding Raised

$0

Funding Goal

$0

Days Remaining

42 Days

Invest Now

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Privacy & Cookies Policy

Legal Company Name

Dome Audio

Location

**47 US Highway 46
Unit #7
Hackettstown, New Jersey
07840**

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

April 16, 2019

Educational Material



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March 15, 2021

Make Way Venture Capitalists – SEC Updates Regulation Crowdfunding

Some Background It is no secret that venture capitalists dominate the startup space. Most startups move forward at the whim of venture capitalists just to survive. And just as you...

⚇ PicMii Crowdfunding   💬 0   ♡ 0



February 15, 2021

The Form C

Form C - Everything You Need to Know Form C is a critical step in the crowdfunding process for all companies raising under Regulation Crowdfunding. Form C is a disclosure...

⚇ PicMii Crowdfunding   💬 0   ♡ 0



GENERAL

March 17, 2020

Types Of Securities

Types Of Securities Why do I care about the different security types available to me? Now that you are finding your inner venture capitalist, its critical that you understand what...

⚇ Braden Kline   💬 0   ♡ 0

Dome Audio



The basic design and function of headphones have not changed since first invented in 1910. After 110 years, a revolutionary headphone experience by Dome Audio has emerged. The design is triple patented with Surround Sound, Bluetooth, and Bone Conduction. The IP also includes interchangeable noise isolation Dome Covers with limitless fashion designs. Dome is "The Future of Sound."



Progress

0% ▓▓▓░░░░░░░░░░░░░░░░

Funding Raised
$0

Funding Goal
$0

Days Remaining
42 Days

Invest Now

Company Website   SAVE DEAL ⬤

Virtual Business Pitch   **Market Projection**   Communication Channel   Team   About

Market Projection

The basic design and function of headphones had not changed since 1910 when Nathaniel Baldwin invented the first headphones. Over 100 years later, Apple acquired Beat's headphones, i.e., essentially the same design and function as Nathaniel Baldwin's original headphones, for 3.3 Billion dollars, in 2014.

Market Opportunity

Dome Audio created a multi-patented headphone with a unique ergonomic design and features to include quad fidelity, bone conduction speakers, detachable noise isolation covers, Bluetooth communication, and a mobile app.

Dome headphone's initial market entry is the 48% (almost 50%) of the market currently occupied by "others" (no name brands).





Competition

Based on analysis of the "over the head" headphone industry and competitive trends, Beats and Bose are the main relative competitors of Dome headphones. Both Beats and Bose have firmly established brands and will likely continue to maintain their market share. Apple is not nearly as recognized for "over the head" headphones and is not a strong contender in that market segment.

Unique to the Competition

Design Features: Dome headphones' aesthetic design is unlike any headphone on the market. The ergonomic fit that wraps around the ears is an obvious attention-getter.

Fidelity Features: Dome's four-point bone conduction transducers are placed around the ear instead of on, over, or in the ear. It is the first over-the-head, bone conduction headphone with more than two bone conduction speakers.

Versatility Features: Dome is the first headphone with detachable noise isolation covers. This feature allows open or closed mode listening. Dome Covers can easily change its fashionable look, i.e., color, features, and brand logos, on the fly.

Audio-wear Features: Dome Covers are an optimal platform for logo collaborations with notable fashion, auto, sports, and entertainment brands. Dome Audio has cracked the code on co-branding.

Brands and Influencers: Always seeking new ways to be relevant and stand out.

Brands love novel exposure in saturated markets, and influencers, from actors to athletes, always seek products that elevate their value. Headphones, the fifth most sold consumer electronic product, are ubiquitous, and for the most part, Bose, Beats, and Apple are brands garnering the most exposure. Many brands, such as Supreme, would likely engage in high-tech real estate, worn on consumers' heads, to promote their brand equity. Until the emergence of Dome Audio's triple patented technology, there has not been a headphone product that offers brands seamless exposure and endless opportunities.

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